Jacques Feldmar

Medial Devices and Artificial Intelligence

France

Contact

www.linkedin.com/in/jacquesfeldmar (LinkedIn)

Top Skills

Artificial Intelligence

computer vision

Medical Devices

Languages

English (Full Professional)

French (Native or Bilingual)

Publications

Definition of a 4D Continuous Polar Transformation for the Tracking and the Analysis of the LV Motion, Medical Image Analysis, J. Declerck, J. feldmar, and N. Ayache. 2(2):197-213, June 1998.

Automatic Registration and Alignment on a Template of Cardiac Stress and Rest Images, IEEE Transactions in Medical Images, J. Declerck, J. Feldmar, M.L. Goris, F. Betting. 16(6):727--737, 1997.

Rigid, Affine and Locally Affine Registration of Free Form Surfaces, the International Journal of Computer Vision. J. Feldmar, N. Ayache. 18(2), May 1996.

Elastic Matching of Myocardial Perfusion Studies to a Template. Journal of Nuclear Medicine Technology. M.L. Goris, J. Declerck, N. Ayache, W. Pace. 18(2), May 1996.

3D-2D Projective Registration of Free Form Objects, Computer Vision and Image Understanding. J. Feldmar, F. Betting, N. Ayache. 65(3):403-424, 1997

Patents

Improvement in or relating to processing data for interpretation, Mirada-solutions, 2002.

Summary

I have been involved in a number of high technology companies in both France and the UK, in the field of image, signal, machine learning and artificial intelligence field, applied to medical devices.

I was a co-founder of LTU Technologies (an INRIA spin-out specialising in image retrieval company sold to Jastec in 2005), Mirada Solutions (an Oxford University spin-out specialising in medical imaging, sold to Siemens in 2003), and Manobi, a mobile phone solutions provider for the African market. I hold a PhD frim INRIA/Ecole Polytechnique in Computer Science.

My ambition is to remain involved in high technology developments, as technical manager.

Specialties:
Machine Learning
Image and Signal Analysis,
BioMedical Engineering
Hospital Information Systems
Medical devices
Software development management
Product management

Experience

Norbert Health
Chief Technology Officer
January 2024 - Present (6 months)
Paris, Île-de-France, France

Responsible for development of Norbert Medical device, All-in-One Ambiant Health Hub:

- RGB and IR cameras, radar, sound sensors
- Embedded Computer Vision and Artifical Intelligence

Device and method for vocal reproduction with controlled multi-sensorial perception

Methods for marketing goods or services by electronic means on Internet type networks, LTU Technologies, 2002

Computation of contours, Mirada-Solutions, 2004

Electronic image processing device for the detection of motions, INRIA, 2001

- Multimodal Large Language Models (LLMs)

- Iso 13485, 62304, 60601, 14971, 27001, FDA, CE marking

- Cloud infrastructure

Pixium Vision S.A.
Principal Engineer - Artificial Intelligence and Innovation.
January 2019 - December 2022 (4 years)
Paris

In charge of the stimulation chain. This includes:

- computer vision

- artificial intelligence

- embedded software

- augmented reality

- optics and implant simulation

- FDA and CE marking of AI-based medical devices

Viveris
Technical Director - Internet of Things, Medical Devices and Artificial Intelligence
2015 - 2018 (3 years)
Rungis, France

Responsible for development of:

- artificial intelligence and machine learning

- signal and image processing, time series analysis

- deep learning, convolutional neural networks (CNN), recursive neural networks (RNN)

- connected objects, Industrial IoT (IIoT)

- big data

- medical software

- industry 4.0 and predictive maintenance

- natural language processing (NLP)

Intrasense
Product and Marketing Director - Radiology Workstation.
2012 - 2015 (3 years)
Paris Area, France

Responsible for product and operational marketing

OBS Medical
Director of Strategic Projects and CEO - Vital signs monitoring and analysis.

2006 - 2012 (6 years)

Spin-off of the University of Oxford, OBS is a company specialized in signal processing and fusion for detection of abnormalities, especially from human vital signs.

2006-2010: Director of Strategic Projects, France, UK
Responsible for new products, I was defining their specifications, managing their development, supervising intellectual property protection, clinical validation as well as adoption by opinion leaders. I was also in charge of key partnerships with some universities and companies.

2010-2012: CEO, UK and USA
When OBS business became exclusively focused on the medical market, the CEO position was offered to me. Within this role, on top of standard responsibilities such as budget and teams management, I implemented the ISO 13485 quality system, focused the company on one product, Visensia, and recruited an international distribution network.

Comvest
Chief Technology Officer - Early stage venture capital.
2002 - 2005 (3 years)

Comvest is a venture capital company investing in biomedical start-ups.

Following our joint work at Mirada, this fund asked for my technical expertise to manage its investments. In this context, I followed and was involved with:
- Iodp (www.iodp.com): a CRO specialised in medical image analysis and quantification. Iodp was sold to Synarc (www.synarc.com) in 2004.
- T+ Medical (www.tplusmedical.com): a company delivering personalised healthcare monitoring over mobile phones to individuals suffering from chronic conditions.

LTU Technologies
VP Engineering and Chief Strategist - Image retrieval and detection.
1999 - 2001 (2 years)

With some former colleagues from INRIA and the University of Oxford, I co-founded LTU, a company developing a content-based image retrieval technology for searching in very large databases.

My specific contribution was to propose and develop business applications to our tools and to get them adopted by prestigious clients such as the police, customs and patent office. LTU was sold to Jaspec (Japan) in 2005.

Mirada Solutions
Chief Technology Officer - Radiology workstation.
January 1997 - 1999 (2 years)

Based on my PhD and post-doc research, I co-founded this spin-off of the University of Oxford with Prof Michael Brady after proving with the Oxford Hospital the added value of image registration to follow specific pathologies, especially in oncology.

After starting alone the development of this concept, I recruited and managed 8 colleagues to develop one of the first post-processing workstation in functional imaging.
Mirada was bought by CTI in 2003. It is now Siemens Molecular Imaging Europe.

University of Oxford, Medical Vision Lab
Post-doc researcher - Medical Images Analysis.
1996 - 1997 (1 year)
Oxford, United Kingdom

As a Green College Research Fellow, my research was mainly on functional MRI image analysis. I was also consultant to medical device companies: Elekta (Sweeden and France), General Electric (France), Biosense Johnson&Johnson (Israel), Focus Imaging (France and USA).

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Education

French Institute for Computer Science Research
PhD, Computer Science · (1993 - 1995)